Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Chuy's Opco, Inc.	Delaware
Chuy's Kansas, LLC	Kansas
Chuy's Annapolis, LLC	Maryland
Chuy's Marketing Services, LLC	Indiana